Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Wells Fargo Funds Trust (SEC File Nos. 333-74295)

[Wells Fargo Asset Management]

Product Alert

November 9, 2018

Wells Fargo Funds Management proposes mergers for certain Wells Fargo

Funds

The Wells Fargo Funds Board of Trustees recently approved mergers of two Wells Fargo Funds into another fund within the family.  The proposed mergers are subject to approval by shareholders of the merging funds.  Wells Fargo Funds Management, LLC, manager to the Wells Fargo Funds, plans to file a preliminary prospectus/proxy statement shortly with the Securities and Exchange Commission.

Merging fund	Acquiring fund
Wells Fargo Colorado Tax-Free Fund	Wells Fargo Municipal Bond Fund
Wells Fargo North Carolina Tax-Free Fund	Wells Fargo Municipal Bond Fund

For further information, please review the following Q&A.

What are some key benefits of the proposed fund merger?

Better historical investment performance: All share classes of the acquiring fund have achieved higher performance compared to the equivalent share class of each merging fund for the 1-year, 3-year, 5-year, and 10 year time periods, as of September 30, 2018.

Fund	Average total return (%) (Institutional class)*
	30 Day SEC Yield	1 Year	3 Year	5 Year	10 Year
CO Tax Free	2.55	0.87	2.56	4.10	4.77
NC Tax Free	2.04	0.52	1.75	3.28	4.39
Municipal Bond	2.83	1.27	3.17	4.55	5.87

* As of September 30, 2018. Figures quoted represent past performance, which is no guarantee of future results, and do not reflect taxes that a shareholder may pay on a fund. Investment return, principal value, and yields of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted and assumes the reinvestment of dividends and capital gains. Current month-end performance is available at the funds’ website, wellsfargofunds.com. Institutional Class shares are sold without a front-end sales charge or contingent deferred sales charge.

Same or lower net operating expenses:The annual fund operating expenses of each share class of the acquiring fund are lower than the annual fund operating expenses of the equivalent share class of the merging funds. Factoring in the waivers to which the manager has contractually committed through October 31, 2020, assuming shareholders approve the mergers, the annual fund operating expenses after fee waivers of the acquiring fund are the same or lower in each case compared to the merging funds.

Fund	A	C	Admin	I
CO Tax Free - Gross operating expense ratios	0.85	1.60	0.79	0.52
CO Tax Free - Net operating expense ratio caps	0.85	1.60	0.60	0.52
NC Tax Free - Gross operating expense ratios	1.01	1.76	N/A	0.68
NC Tax Free - Net operating expense ratio caps	0.85	1.60	N/A	0.54
Municipal Bond - Gross operating expense ratios	0.79	1.54	0.73	0.46
Municipal Bond - Net operating expense ratio caps	0.75	1.50	0.60	0.48

For the CO Tax Free Fund, the manager has contractually committed, through 10-31-19, to waive fees and/or reimburse expenses to the extent necessary to cap the fund’s total annual fund operating expenses after fee waiver at 0.52% for the for the Institutional Class, 0.60% for the for the Administrator Class, 0.85% for the for the A Class, and 1.60% for the for the C Class. For the NC Tax Free Fund, the manager has contractually committed, through 10-31-19, to waive fees and/or reimburse expenses to the extent necessary to cap the fund’s total annual fund operating expenses after fee waiver at 0.54% for the for the Institutional Class, 0.85% for the for the A Class, and 1.60% for the for the C Class. For the Municipal Bond Fund, the manager has contractually committed, through 10-31-19, to waive fees and/or reimburse expenses to the extent necessary to cap the fund’s total annual fund operating expenses after fee waiver at 0.48% for the for the Institutional Class, 0.60% for the for the Administrator Class, 0.75% for the for the A Class, and 1.50% for the for the C Class. Brokerage commissions, stamp duty fees, interest, taxes, acquired fund fees and expenses (if any), and extraordinary expenses are excluded from the cap. After this time, the cap may be increased or the commitment to maintain the cap may be terminated only with the approval of the Board of Trustees. Without this cap, the fund’s returns would have been lower. The expense ratio paid by an investor is the net expense ratio (the total annual fund operating expenses after fee waivers) as stated in the prospectus.

Continuity of management: Wells Fargo Funds Management, LLC serves as the investment manager of both merging funds and the acquiring fund. In addition, Wells Capital Management Incorporated is the investment sub-advisor for all three funds.  The acquiring fund is managed by a team of portfolio managers and analysts under the leadership of Lyle J. Fitterer, CFA, CPA, utilizing the same overall investment philosophy and process as is currently used to manage each of the merging funds.

What are some key differences between the merging funds and acquiring fund?

The primary objective of the acquiring fund is to seek current income exempt from federal income tax. The merging funds seek current income exempt from federal income tax and also seek current income exempt from Colorado individual income tax (in the case of the Colorado Tax-Free Fund) or North Carolina individual income tax (in the case of the North Carolina Tax-Free Fund). Because the acquiring fund does not seek income that is exempt from Colorado or North Carolina state income tax, as an investor in the acquiring fund, you will continue to receive income that is exempt from tax in each of those states only to the extent that the fund invests in municipal securities of those states.  Additionally, the merging funds are each subject to state emphasis risk, whereas the acquiring fund is not subject to state emphasis risk.

Does this change require shareholder approval?

Yes, all shareholders of record in Colorado Tax-Free and North Carolina Tax-Free funds as of December 7, 2018, will be mailed a proxy statement and ballot in late December 2018. We anticipate convening a special meeting of shareholders mid-February 2019, with the fund mergers anticipated to occur in mid-March 2019.

Will the mergers be taxable events for shareholders?

No. They are expected to be tax-free exchanges for U.S. federal income tax purposes. However, to prevent adverse tax consequences for shareholders, each merging fund may make a distribution of income and/or capital gains in advance of the merger. Clients are encouraged to consult their tax advisors about how this may affect them.

Can investors still purchase, redeem, and exchange the merging and acquiring funds prior to the mergers?

Yes.

Additional information and where to find it

This is not an offer to sell or a solicitation of an offer to buy shares of any investment company, nor is it a solicitation of any proxy. In connection with the proposed transactions, the merging funds filed a prospectus/proxy statement with the U.S. Securities and Exchange Commission (SEC). All shareholders are advised to read the prospectus/proxy statement in its entirety because it contains important information about the acquiring funds, merging funds, transaction, fees, expenses, risk considerations, persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The merging funds will mail the prospectus/proxy statement to their shareholders. Shareholders may obtain a free copy of the prospectus/proxy statement and other documents filed by the merging funds with the SEC at the SEC’s website, sec.gov. Free copies of the prospectus/proxy statement may be obtained by directing a request via mail, phone, or website to Wells Fargo Funds, P.O. Box 8266, Boston, MA 02266-8266, 1-800-222-8222, wellsfargofunds.com. In addition to the prospectus/proxy statement, the merging and acquiring funds file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by funds at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings made with the SEC by the funds are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at sec.gov.

Participants in the solicitation

The merging and acquiring funds and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information about persons who may be considered participants in the solicitation of the merging funds’ shareholders under the rules of the SEC will be in the prospectus/proxy statement when it is filed with the SEC.

Any tax or legal information in this document is merely a summary of our understanding and interpretations of some of the current income tax regulations and is not exhaustive. Investors should consult their tax advisor or legal counsel for advice and information concerning their particular situation. Wells Fargo Funds Management, LLC; Wells Fargo Funds Distributor, LLC; or any of their representatives may not give legal or tax advice.

Bond values fluctuate in response to the financial condition of individual issuers, general market and economic conditions, and changes in interest rates. Changes in market conditions and government policies may lead to periods of heightened volatility in the bond market and reduced liquidity for certain bonds held by the fund. In general, when interest rates rise, bond values fall and investors may lose principal value. Interest-rate changes and their impact on the fund and its share price can be sudden and unpredictable. The use of derivatives may reduce returns and/or increase volatility. Certain investment strategies tend to increase the total risk of an investment (relative to the broader market). This fund is exposed to high-yield securities risk and municipal securities risk. Consult the fund’s prospectus for additional information on these and other risks. A portion of the fund’s income may be subject to federal, state, and/or local income taxes or the alternative minimum tax. Any capital gains distributions may be taxable.

Carefully consider a fund's investment objectives, risks, charges, and expenses before investing. For a current prospectus and, if available, a summary prospectus, containing this and other information, visit wellsfargofunds.com. Read it carefully before investing.

Wells Fargo Asset Management (WFAM) is the trade name for certain investment advisory/management firms owned by Wells Fargo & Company. These firms include but are not limited to Wells Capital Management Incorporated and Wells Fargo Funds Management, LLC. Certain products managed by WFAM entities are distributed by Wells Fargo Funds Distributor, LLC (a broker/dealer and Member FINRA).

This material is for general informational and educational purposes only and is NOT intended to provide investment advice or a recommendation of any kind—including a recommendation for any specific investment, strategy, or plan. 318199 11-18

NOT FDIC INSURED – NO BANK GUARANTEE – MAY LOSE VALUE